UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GEHL, JOHN W
   C/O GEHL COMPANY
   143 WATER STREET
   WEST BEND, WI  53095
2. Issuer Name and Ticker or Trading Symbol
   GEHL COMPANY
   GEHL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
COMMON STOCK (EXERCISED STO|10/21/|M   | |1,000             |A  |$6.25      |(SEE BELOW)        |D     |                           |
CK OPTIONS)                |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK (SOLD STOCK OP|10/23/|S   | |1,000             |D  |$20.1625   |(SEE BELOW)        |D     |                           |
TION SHARES)               |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |10/23/|S   | |35,000            |D  |$20.1625   |(SEE BELOW)        |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |10/23/|S   | |16,000            |D  |$20.125    |(SEE BELOW)        |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |10/31/|S   | |20,000            |D  |$21.125    |233,550            |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |      |    | |                  |   |           |62,754             |I     |*                          |
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COMMON STOCK               |10/20/|S   | |2,000             |D  |$21.125    |2,000              |I     |BY SPOUSE                  |
                           |97    |    | |                  |   |           |                   |      |                           |
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*AS TRUSTEE FOR MARK M GEHL|      |    | |                  |   |           |                   |      |                           |
 FAMILY TRUST              |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
OPTIONS (RIGHTS TO BUY|$6.25   |10/21|M   | |1,000      |D  |(2) 1|1/22/|COMMON STOCK|1,000  |(1)    |0           |   |            |
) (1) GRANT DATE: 1/23|        |/97  |    | |           |   |/22/9|98   |            |       |       |            |   |            |
/91                   |        |     |    | |           |   |4    |     |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY|        |     |    | |           |   |(2) 1|1/21/|COMMON STOCK|2,000  |(1)    |2,000       |D  |            |
) (1) GRANT DATE: 1/22|        |     |    | |           |   |/21/9|00   |            |       |       |            |   |            |
/93                   |        |     |    | |           |   |6    |     |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY|        |     |    | |           |   |(2) 1|11/18|COMMON STOCK|3,000  |(1)    |3,000       |D  |            |
) (1) GRANT DATE: 11/1|        |     |    | |           |   |1/18/|/00  |            |       |       |            |   |            |
9/93                  |        |     |    | |           |   |96   |     |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY|        |     |    | |           |   |(3)  |12/15|COMMON STOCK|5,000  |(1)    |5,000       |D  |            |
) (1) GRANT DATE: 12/1|        |     |    | |           |   |     |/01  |            |       |       |            |   |            |
6/94                  |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY|        |     |    | |           |   |(3)  |12/14|COMMON STOCK|7,500  |(1)    |7,500       |D  |            |
) (1) GRANT DATE: 12/1|        |     |    | |           |   |     |/02  |            |       |       |            |   |            |
5/95                  |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY|        |     |    | |           |   |(3)  |12/19|COMMON STOCK|3,500  |(4)    |3,500       |D  |            |
) (1) GRANT DATE: 12/2|        |     |    | |           |   |     |/06  |            |       |       |            |   |            |
0/96                  |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) These options were granted on the transaction date indicated above to the reporting person under the Gehl
Company 1987 Stock Option Plan, which is a Rule 16b-3
Plan.
(2) These options were subject to a three-year period following the date of grant during which such options vested and became exercisable on a cumulative basis with respect to one-third of the shares covered by the options each year. The date above reflects the date on which the options became fully vested.
(3) These options are subject to a three-year period following the date of grant during which such options vest and become exercisable on a cumulative basis with respect to one-third of the shares covered by the options each year. The options are subject to immediate vesting following the occurrence of certain
events.
(4) These options were granted on the transaction date indicated above to the reporting person under the Gehl
Company 1995 Stock Option Plan, which is a Rule 16b-3
Plan.
SIGNATURE OF REPORTING PERSON
/s/ John W. Gehl by POA Laurence M. Schwartz
DATE
11/7/97